UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 8)*

Cipher Mining Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

17253J106
(CUSIP Number)

Stijn Ehren Strawinskylaan 3051 1077ZX Amsterdam, the Netherlands +31 6 29 94 48 88 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

September 4, 2024 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Holding B.V.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

4,821,560

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

4,821,560

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,821,560

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Top HoldCo B.V.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

57,433,744

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

57,433,744

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,433,744

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Group Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

57,433,744

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

57,433,744

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,433,744

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

V3 Holding Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

107,748,228

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

107,748,228

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,748,228

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Valerijs Vavilovs

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

107,748,228

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

107,748,228

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,748,228

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 17253J106	SCHEDULE 13D

Explanatory Note
This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Cipher Mining Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on September 23, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 12, 2022, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 9, 2023, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons on January 24, 2024, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Persons on February 26, 2024, Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons on May 16, 2024, Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Persons on June 13, 2024 and Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Persons on June 28, 2024 (the “Original Schedule 13D,” and as amended by Amendment No. 8, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b)	Residence or business address of each of the Reporting Persons is as follows:

a.	Bitfury Holding: Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands;

b.	Bitfury Top HoldCo: Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands;

c.	BGL: C/O Fieldfisher Riverbank House, 2 Swan Lane, London, United Kingdom, EC4R 3TT;

d.	V3: Harneys Fiduciary (Cayman) Limited, 4th Floor Harbour Place, 103 South Church Street, PO Box 10240, George Town, Grand Cayman KY1-1002, Cayman Islands; and

e.	Valerijs Vavilovs: 2102 Cheddar Cheese Tower (O-14 Tower), PO BOX 712650, Marasi Drive, Business Bay, Dubai, United Arab Emirates.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

In Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons on May 16, 2024, the Reporting Persons disclosed that they had allocated approximately 18.5 million shares of Common Stock that they beneficially owned for the benefit of certain former and current employees, contractors and advisors of the Bitfury Group (collectively, the “Bitfury Beneficiaries”) who participate in long-term incentive plans maintained by BGL. The allocation of approximately 18.5 million shares was split into two tranches consisting of approximately 9.2 million shares and 9.3 million shares, respectively. As previously disclosed by the Reporting Persons, the first tranche of approximately 9.2 million shares was sold by Bitfury on the open market and the cash proceeds were remitted to the applicable Bitfury Beneficiaries. These sales were completed on July 19, 2024.

As of the date of this Amendment No. 8, Bitfury has commenced the sale of the second tranche, now consisting of approximately 9.5 million shares due to the allocation of an additional 0.2 million shares. The Bitfury Beneficiaries, comprising employees and service providers of Bitfury, are receiving a portion of these shares as consideration for their past-provided services and employment, while the remaining shares will be sold on the open market to cover tax obligations, including withholding taxes. Sales on the open market for this purpose are not expected to exceed, on any day, 5% of the Issuer’s average daily trading volume for the last 60 days.

The first sale of 1,901,112 shares from the allocation to the Bitfury Beneficiaries occurred on September 4, 2024, consisting of (i) 1,421,663 shares sold directly to the Bitfury Beneficiaries for consideration consisting of past employment and services valued at $3.03 per share (the average price of the Common Stock on the Nasdaq on the date of sale), and (ii) 479,449 shares sold by Bitfury on the open market to cover tax withholding at an average price of $3.01 per share. Bitfury currently expects to sell the remainder of the entire tranche in the coming days. All sales were (and will be) made by Bitfury Top HoldCo.

Item 5. Interest in Securities of the Issuer.

Items 5(a) - (b) of the Schedule 13D are hereby amended and restated to read as follows:

The following sets forth, as of September 4, 2024, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock of the Issuer as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 328,941,426 shares of Common Stock outstanding as of August 12, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bitfury Holding B.V.	4,821,560	1.5%	0	4,821,560	0	4,821,560
Bitfury Top HoldCo B.V.	57,433,744	17.5%	0	57,433,744	0	57,433,744
Bitfury Group Limited	57,433,744	17.5%	0	57,433,744	0	57,433,744
V3 Holding Limited	107,748,228	32.8%	0	107,748,228	0	107,748,228
Valerijs Vavilovs	107,748,228	32.8%	0	107,748,228	0	107,748,228

Bitfury Holding is the record holder of 4,821,560 shares of Common Stock. Bitfury Top HoldCo is the record holder of 52,612,184 shares of Common Stock and is the sole owner of Bitfury Holding. As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership of the shares of Common Stock held by Bitfury Holding.

V3 is the direct holder of 50,314,484 shares of Common Stock. Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top Holdco, and Mr. Vavilovs is deemed to share beneficial ownership of the Common Stock beneficially owned by V3.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 8 related to the sale of the shares from the Bitfury Beneficiary share allocation is incorporated herein by reference. In addition to the sales disclosed in Item 4 hereto, the Reporting Persons have also engaged in the following open market sales subsequent to the filing of Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Persons on June 28, 2024. All sales were made by Bitfury Top HoldCo.

Date	Number of Shares Sold	Price Per Share	Price Range Per Share
July 18, 2024	609,644	$6.23	$5.91 to $7.10
July 19, 2024	261,847	$6.17	$5.91 to $6.38

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

1	Joint Filing Agreement, dated as of September 4, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dates:  September 4, 2024
BITFURY HOLDING B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 4th day of September, 2024.

BITFURY HOLDING B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs